UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

Gehl Company

(Name of Subject Company)

Gehl Company

(Names of Person(s) Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule 14D-9 (the “Schedule 14D-9”). This Amendment No. 1 and the Schedule 14D-9 relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions disclosed in the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO (the “Schedule TO”) and as set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 1 is being filed by the Company to amend and supplement Item 8 of the Schedule 14D-9. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 is amended and supplemented by inserting the following text therein:

Litigation. On September 16, 2008, a purported shareholder of the Company filed a complaint (the “Complaint”) seeking certification of a class action lawsuit in the Circuit Court in and for Washington County, Wisconsin docketed as Chuck Kandel v. William D. Gehl, et al., Case No. 2008-CV-000990 (the “Action”). The lawsuit named each of the Company’s directors, the Company, Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Company’s directors breached their fiduciary duties to the Company’s shareholders by making materially inadequate disclosures and material omissions from those disclosures with respect to the Offer and that all defendants further conspired and aided and abetted each other in the commission of the alleged breaches of fiduciary duty. The plaintiff is seeking relief that includes, among other things, preliminary and permanent injunctions prohibiting consummation of the Offer, rescission or recessionary damages if the Offer is consummated prior to the entry of the court’s final judgment, unspecified damages and payment of the plaintiff’s costs and expenses.

The Company believes the Action to be without merit and the Company intends to vigorously contest all allegations set forth in the Complaint. There can be no assurance, however, with regard to the outcome of the Action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2008

GEHL COMPANY

By:	/s/ Michael J. Mulcahy
Michael J. Mulcahy Vice President, Secretary and General Counsel